STATEMENT OF CHANGE IN BENEFICIAL OWNERSHIP

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   McEniry                            Robert               G.
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(Last)                           (First)                (Middle)

   1385 Corporate Avenue
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                                    (Street)

   Memphis                        TN                    38138
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   SCB Computer Technology, Inc. (SCBI)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Day/Year

   1/6/03
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================

1.          2.            2A.            3. Transaction  4. Securities         5. Amount of         6.             7. Nature of
Title of    Transaction   Deemed         Code            Acquired (A) or       Securities           Ownership      Indirect
Security    Date          Execution      (Instr. 8)      Disposed of (D)       Beneficially Owned   Form: Direct   Beneficial
(Instr. 3)  (mm/dd/yy)    Date, if any    Code     V     (Instr.  3, 4         Following Reported   (D) or         Ownership
                          (mm/dd/yy)                      and 5) (A)           Transaction          Indirect (I)    (Instr. 4)
                                                         Amount or  Price      (Instr. 3            (Instr. 4)
                                                                 (D)            and 4)





------------------- ------------- ------------------- --------------------- --------------------- ------------------------ -------
Common     12/31/02                          A(1)             12,661  (2)           67,649                 D
Stock                                                                                  A
------------------- ------------- ------------------- ----------------------- --------------------- ------------------------ -----

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* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                                   10.
                                                                                                                   Owner-
                                                                                                                   ship
                                                                                                                   of
1.          2.Conver-  3.       3A.      4.      5.          6.              7.              8. Price   9. Number  Deriv-  11.
Title of    sion       Trans-   Deemed   Trans-  Numer of    Date            Title and       of Deriv-  of         ative   Nature
Derivative  of         action   Execu-   action  Derivative  Exercisable     Amount of       ative      Deriv-     Secur-  of
Security    Exer-      date     tion     Code    Securities  and Expiration  Underlying      Security   ative      ity:    In-
(Instr. 3)  cise       (month/  Date     (Instr. Acquired    Date            Securities      (Instr. 5) Securi-    Direct  direct
            Price       day/    (month/   8)     (A) or      (Month/         (Instr. 3                  ties       (D) or  Bene-
            of          year)    day/    -----    Disposed    day/year)       and 4)                    Bene-      In-     ficial
            Deriv-               year)  Code   V  of (D)     ----------       ---------                 ficially   direct  Owner-
            ative                                 (Instr. 3, Date    Expira-         Amount             owned       (I)    ship
            Secur-                                 4 and 5)  Exer-   tion            or                 follow-    (Instr. (Instr.
            ity                                   ---------- cisable Date             Number            ing         4)      4)
                                                  (A)    (D)                          of                Reported
                                                                             Title    Shares            Trans-
                                                                                                      action(s)
                                                                                                        (Instr. 4)


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Explanation  of  Responses:
(1) Rights to shares of common stock granted under the issuer's 2001 Non-Management Directors' Stock Incentive Plan.
(2) The shares of common stock acquired consist of 3,571 shares priced at $0.56 per share, 1,428 shares priced at $0.70 per share, 6,329 shares priced at $0.79 per share, and 1,333 shares priced at $0.75 per share.


By: /s/  Gordon L. Bateman                                  1/6/03
    -----------------------------------------            -----------------------
    **Signature of Reporting Person                      Date
      Attorney-in-Fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.